Exhibit 14.1

Integrity is a cornerstone of our Company’s legacy and we expect that all business of the Company be grounded in integrity. In that spirit, not only do we expect our Associates to do things right, we expect them to do the right thing.

No Code or set of rules can anticipate every situation that poses an ethical dilemma. Our Code requires that when such a situation arises, you must promptly obtain guidance from either your supervisor, a member of the Legal, Finance, Human Resources, Asset Protection or Internal Audit departments, or the individuals listed in the Code. Our Code also requires that Associates promptly report violations or suspected violations of the Code or other Saks policies, either to members of those departments or those individuals or through our AlertLine.

Compliance with the Code is the responsibility of every Saks Associate. No one at Saks can direct an Associate to violate the Code, nor will an Associate’s misconduct be excused because the Associate was directed to do so by a supervisor or colleague.

We expect our Associates to do more than simply obey the law or the Code. Our Code is as much a guide as it is a set of rules. We expect compliance with the spirit as well as the letter of the Code and we expect our Associates to “do the right thing” every day - even if it’s unpopular or even if it seems like it would be unfavorable to us. Each one of us has a personal responsibility to live up to the expectations embodied in the Code.

Please take the time to read the Code, become familiar with our policies, and re-read them from time to time. We recently made some changes to our Gift Acceptance Policy so please pay particular attention to that section. Our customers, shareholders, suppliers, vendors and communities will benefit, and all of us in turn will benefit, only when we conduct business with the highest standards of integrity, honesty, trust, respect and fair play.

Stephen I. Sadove

Chairman and Chief Executive Officer

TABLE OF CONTENTS

About the Code
Basic Principles	3

Doing Business
Conflicts of Interest	4
Corporate Opportunity	5
Gifts and Entertainment	5
Service on Outside Boards	7
Fair Dealing	7
Bribes or Kickbacks	7

Our Work Environment and Company Assets
Confidential Information	7
Inside Information	8
Care and Use of Assets / Intellectual Property	9
Business Records and Accounting Practices	9
Anti-discrimination / No Harassment / Non-Retaliation	10
Environmental Health and Safety Standards	10

Working with Outside Parties
Antitrust Laws	11
Political Contributions	11
Privacy and Information Security	12
Anti-Money Laundering	12
Child Labor and “Sweatshops”	12

Administration of the Code
Annual and New Hire Training and Certification	13
Misconduct	13
Waivers	13
Investigations	13
Interpretation	13
No Retaliation	14
Confidentiality	14
Amendment	15

REPORTING VIOLATIONS

HOTLINE TO REPORT VIOLATIONS OF COMPANY POLICIES AND PROCEDURES

800.403.4792 or visit saksalertline.com toll-free, independent, confidential, 24/7.

If you observe suspicious behavior or violations regarding matters such as: dishonesty; breaches of ethical behavior; business integrity-related risks; human resources issues; workplace misconduct; legal and regulatory issues; vendor fraud; environmental, health, safety and security issues or other violations of company policies and procedures, you have many options. You can approach your supervisor, your Human Resources representative, an officer on page 14 or call our third party toll-free number or other numbers of management directly with your concerns. However, if you wish to remain anonymous, you may call AlertLine, our toll-free, 24-hour hotline. Our “Speak Up” Policy requires that you report these concerns!

ABOUT THE CODE OF BUSINESS CONDUCT

BASIC PRINCIPLES

The Code does not attempt to set forth each and every rule, expectation and situation that may arise. Certain basic principles set forth below provide context for the Code:

•	The Code applies to all Associates and to members of our Board of Directors;

•	We expect compliance with all rules, regulations, ordinances, statutes and laws, whether local, state or federal;

•	The Code is but one policy. We have many other policies. We expect compliance with all of our policies;

•	We will not tolerate unethical behavior;

•	We want to know promptly when circumstances arise that appear to or actually violate the Code or other policy of the Company. We will not tolerate failure to report instances of possible or actual policy violation;

•	We will not tolerate retaliation against any Associate, vendor, customer or supplier who informs the Company in good faith of actual or possible violations of the Code;

•	Violations of the Code are serious matters and will result in disciplinary action up to and including termination;

•	Every Associate is expected to be familiar with the Code and all other Company policies; and

•	The Company’s Chief Ethics and Compliance Officer (CECO) is Michael A. Brizel, Executive Vice President and General Counsel.

DOING BUSINESS

CONFLI CTS OF INTEREST

A conflict of interest occurs when an Associate’s personal interests conflict with the business interests of the Company. Generally, a conflict of interest can arise when an Associate has an interest or relationship (or receives a gift) that makes it difficult, or may make it difficult, for the Associate to objectively perform the Associate’s work for the Company. Associates are required to make all decisions that affect the Company based solely on the best interests of the Company, free from improper influences.

Each Associate’s obligation to conduct the Company’s business with integrity includes the obligation to make full disclosure of any actual or potential conflicts of interest. Should an actual or potential conflict arise, an Associate must immediately disclose that situation to the Associate’s supervisor. In turn, the supervisor must discuss this conflict or apparent conflict with the CECO or any individual listed at the end of the Code. A supervisor may not waive the conflict without the approval of the CECO.

Although it is not possible to list all of the types of conflicts that may arise, common examples of conflicts are listed below, which are prohibited unless approved in advance by the CECO.

•	Associates may not be employed by, consult to, advise, invest in (except for less than 1% of publicly traded company) or serve as a board member of an entity that competes with the Company or supplies merchandise or otherwise conducts business with the Company (and should an Associate’s relative or household member have such a relationship with the Company’s suppliers or vendors that relates to the Associate’s duties at Saks, the Associate must disclose that relationship to the CECO)

•	Associates may not manage, supervise or provide input into the performance of relatives or household members or those with whom such Associate has a personal relationship

•	Associates may not conduct business with the Company except as a retail customer

•	Associates may not conduct Company business with relatives or household members

•	Associates may not maintain or establish a personal or financial relationship that may make it difficult for the Associate to objectively perform work for the Company

•	Associates may not use Company property, funds, facilities, personnel, information or other resources for personal benefit

Is there a Conflict of Interest here?

David works in the procurement department. Saks recently sent out a bid for a supply of paper. One of the bidders is Luxe Paper, a company in which David has a financial interest. If Luxe Paper were to win the contract, its share price is likely to go up. Although David is on the project evaluation committee, he promises to do nothing to favor Luxe Paper.

A: David’s interest in Luxe Paper could be a conflict or might be perceived by disinterested parties as a conflict. David must disclose his financial interest in Luxe Paper to his supervisor who then must discuss with the CECO whether David should be excused from this bidding project.

The appearance of a conflict may also damage the Company’s trust and reputation. Accordingly Associates are expected to be sensitive to situations that could be perceived by disinterested observers (whether the media, vendors, customers, other Associates, suppliers or regulators) as a conflict. Think about whether outsiders may view decisions of the Company as based on, for example, favoritism, friendship, family ties or the giving or receiving of improper gifts, rather than solely based on merit and business judgment. Associates must bring these possible conflicts to the attention of their supervisor.

CORPORATE OPPORTUNITY

If an Associate learns of a business or financial opportunity available to the Company, the Associate may not provide, disclose or otherwise divert that opportunity to a third person or take personal advantage of that opportunity.

GIFTS AND ENTERTAINMENT

Associates should consult the Company’s Gifts Acceptance Policy and Acceptance of Gratis Merchandise Policy for guidance relating to trips, discount purchases, business related meals and entertainment, and acceptance of gratis merchandise for cosmetics Associates. Some excerpts from the Gift Acceptance Policy regarding the acceptance of gifts and entertainment are set forth below:

Acceptance of Gifts and Entertainment

Gifts covered by this Policy include anything of value. Examples of gifts include: meals; entertainment; discounts; merchandise; trips services; tickets to theater, concerts, or sporting events; golf outings, vehicle use; and lodging. Participation in vendor’s stock, debt or securities offering is considered an impermissible gift if participation is made available on terms not available to the general public. Gifts do not include: items that are available generally to a large group of Associates on an equal basis, perishable items (such as chocolates, fruit baskets or flowers) that are shared with Associates at the Associate’s work location, and business-related meals and business-related entertainment that meet all of the criteria described in Permissible Gifts.

Prohibitions Relating to Gifts

a)	soliciting gifts from others with whom Saks does business or seeks to do business;

b)	giving or accepting gifts to or from others with whom Saks does business or seeks to do business;

c)	accepting any gift of cash, cash equivalent, electronic gift cards or securities or a loan from others with whom Saks does business or seeks to do business (other than a loan from a financial institution on terms and at interests rates available to borrowers generally at the time of borrowing); and

d)	accepting gifts of any kind that would encourage or obligate (or be reasonably perceived as obligating) the Associate to give special consideration to the person or company making the gift.

Additionally, Jewelry Associates are NOT permitted to solicit or accept gifts of any kind, regardless of the value of the item, from any jewelry vendors unless the receipt of such merchandise has been approved as part of a compensation program established by Saks and the vendor.

Permissible Gifts

Associates, (but not jewelry associates) may accept unsolicited non-cash gifts (or their equivalent) with a nominal retail value of up to $150 from any single source in a calendar year.

Giving gifts or entertainment (through company of personal funds) to any third party, including employees or consultants of suppliers, vendors, landlords or anyone doing business or seeking to do business with the Company should be of nominal value, reasonable and appropriate to the circumstances.

Q: A vendor offered me four tickets to a ball game. The vendor will not be attending the game with me. Each ticket has a face value of $60. Is it okay to accept these?

A: No. This is a prohibited gift. An Associate who receives unsolicited tickets or invitations to events where the vendor is not present should return the ticket/invitation with a tactful note explaining that company policy prohibits acceptance. The face value of the tickets is not relevant because our Gift Policy completely prohibits acceptance of such a gift.

*	Please note that receipt of gifts of entertainment, meals, tickets, trips, etc., where the vendor is not present are not acceptable in any dollar amount. See Gift Acceptance Policy and Acceptance of Gratis Merchandise Policy for details.

SERVICE ON OUTSIDE BOARDS

Associates must obtain the prior approval of the Chief Executive Officer before serving on the board of directors or as an officer of a for-profit company. Should an Associate desire to serve on the board of directors of a not-for-profit entity in the Associate’s capacity as a representative of the Company, the Associate must obtain the prior approval of the Chief Executive Officer.

FAIR DEALING

Associates must deal fairly with the Company’s customers, competitors, vendors, suppliers and contractors. It is unacceptable to take unfair advantage through concealment, abuse of privileged or confidential information, falsification, and misrepresentation of material facts or other unscrupulous means.

BRIBES OR KICKBACKS

Associates must not offer, request or receive any kickback, bribe, disguised commission or similar payment or benefit from any vendor, supplier, contractor, landlord, developer, customer, competitor, another Associate of the Company, or any other individual, firm, or corporation or any public or governmental official.

OUR WORK ENVIRONMENT AND COMPANY ASSETS

CONFIDENTIAL INFORMATION

Associates must hold in strict confidence and must not use or disclose any confidential and proprietary information of the Company (including records, reports, financial information, processes, customer lists, marketing plans, methods, strategies and prospective financial information) obtained during the Associate’s relationship with the Company. These obligations continue even if the Associate is no longer employed by the Company.

CONFIDENTIAL INFORMATION REMAINS CONFIDENTIAL

One of Saks’ new hires in the marketing area joined the organization after nearly a decade at one of our competitors. In her previous position, she had access to confidential pricing information, as well as detailed business plans and marketing strategies. She also worked on several large projects comparable to those at Saks.

Should the employee:

a)	share all information with the Marketing Department, including the confidential items, since she no longer works for the competitor?

b)	retain confidentiality where it’s needed, but share non-confidential industry best practices that help Saks execute projects in the most effective manner?

A: b) Saks hires its employees based on their experience, skills and talents. Because we seek to conduct all of our business dealings honestly and with integrity, we do not condone inappropriately obtaining or using the confidential information of others.

INSIDE INFORMATION

a) In the course of performing their duties, Associates may receive information about the Company or companies with which Saks is or may be doing business which, if known to the public, might affect the decisions of reasonable investors to buy, sell, or hold the Company’s common stock or securities issued by the other company (“non-public information”). This type of information is considered “non-public” or “inside” information. All non-public information acquired by Associates must be kept confidential and may not be disclosed to any person. Non-public information may include (but is not limited to) information (prior to its disclosure to the public generally) concerning sales or earnings, margins, inventory, major contracts, store or facility openings or closings, dividends, proposed acquisitions, mergers, and other significant transactions;

b) Only specified individuals may publicly disclose non-public information, as provided in the Company’s Disclosure Policy;

c) Associates must not buy or sell the Company’s securities or securities of other companies while in the possession of non-public information about the Company or those other companies. Transactions in the Company’s securities by Associates and their families are also governed by the Company’s Securities Transaction Compliance and Blackout Policy; and

d) The federal government will strictly enforce laws against persons who trade on or disclose inside information. Violations can result in severe governmental penalties, including fines and imprisonment.

30 SECOND CONVERSATION STARTER:

An Associate hears during a department meeting that the Company’s profits for the year will be much less than market expectations because of lower than anticipated sales. This information has not yet been announced and the Associate is about to make a down payment on a new home. He thinks about selling his shares in the Company.

Q: Can the Associate sell his shares?
A: No. Associates cannot sell Saks securities (either at a profit or loss) while in possession of non-public information about the Company.

CARE AND USE OF ASSETS / INTELLECTUAL PROPERTY

All Associates should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets (including merchandise, samples, supplies and equipment) should only be used for legitimate business purposes, and not for personal use.

INTELLECTUAL PROPERTY

Our trademarks are valuable corporate assets and all Associates are responsible for protecting them. As such, all trademarks should be used in a manner that reflects the brand and is consistent with the Company’s standards. Associates must also report any suspected or actual trademark violations, such as unauthorized or improper use of the Company’s marks or logos. Any questions regarding trademarks should be referred to the Legal Department.

BUSINESS RECORDS AND ACCOUNTING PRACTICES

We expect honesty and transparency in order to maintain the trust our stockholders have placed in us. Accordingly,

a)	All business records (including expense reports and time records) must be maintained in a manner that fairly and accurately reflects the true nature of the Company’s business transactions and its financial performance. All assets, liabilities, income, expenses and commitments of the Company must be correctly identified and recorded in the appropriate books of account and reports;

b) Associates must not create, maintain or distribute any document or Company record, whether it is for internal or external communication, that contains false or misleading information or that conceals or omits information necessary to make the documents accurate;

c) All accounting entries to any Company record or report must be made in accordance with Company accounting policies and procedures, and in compliance with generally accepted accounting principles;

d) Associates who have responsibilities relating to public reports and communications must take all reasonable steps to ensure that the Company’s public reports, documents and other communications furnish the marketplace with full, fair, accurate, timely and understandable disclosure regarding the Company; and

e) If you have concerns about the Company’s financial controls, accounting, financial reporting or auditing, you must advise the Company through the Speak Up Policy, or the AlertLine, 800.403.4792.

Q: I was asked by my manager to prepare false records to hide a situation that violated Saks’ Code. I am not comfortable with this. What should I do?

A: Never prepare false records. You are required to bring the situation to the Company’s attention. Falsifying records is not allowed and could result in legal action against you and the company. You are also required to report your manager per our Speak Up Policy.

Q: I worked more hours than usual but feel bad about recording the overage. Can I submit the usual amount?

A: Absolutely not. Our records must be accurate.

ANTI-DISCRIMINATION / NO HARRASSMENT / NON-RETALIATION

We expect Associates to treat one another fairly and with respect, valuing the talents, experiences and strengths of our diverse workforce. As detailed in the Company’s policies on anti-discrimination and the Professional Conduct and Anti-Harassment Policy and Reporting Procedures, the Company expects its Associates to behave in a manner that provides Associates with terms and conditions of employment (such as compensation, benefits, development and career opportunities) free from bias, discrimination, and harassment (Equal Employment Opportunity Policy). The Company will not tolerate retaliation against Associates for raising, in good faith, concerns about adherence to these policies or federal, state or local anti-discrimination (including harassment and retaliation) laws and regulations.

ENVIRONMENTAL HEALTH AND SAFETY STANDARDS

The Company and its Associates shall comply with all applicable environmental, health and safety laws, and Company policies. It is our intention to control waste and emissions and to handle any hazardous material so that we preserve and protect our environment and provide a safe and healthy workplace for our Associates.

WORKING WITH OUTSIDE PARTIES

ANTITRUST LAWS

Associates must comply with the Company’s Antitrust Compliance Guidelines. The Company may not agree (orally or otherwise) or act together with any competitor with regard to prices, profit margins, terms or conditions of sale, number and types of product, production, distribution, territories, customers, or suppliers. Associates must not exchange or discuss with a competitor prices, terms or conditions of sale, or any other competitive information, and must not engage in any other conduct which may unlawfully restrain competition or otherwise violate antitrust laws. The consequences for failure to comply with these restrictions may involve criminal and civil liability for both the Company and the Associate involved. Associates must consult the Legal Department regarding conduct which may give rise to antitrust concerns.

Antitrust violations look like:

• Two competitive companies confer and agree to set prices that they will charge customers or pay suppliers.

• In a casual phone conversation, divisional managers from two competing companies agree to split customers or a market territory; “you stay off of our turf and we’ll stay off of yours.”

Q: Is it ok to participate in retail trade associations?

A: Yes, but remember that other trade association members are also Saks’ competitors and antitrust laws apply. You should not have (and should not be present during any) discussions on pricing, other terms and conditions of sale, or competitively sensitive information.

POLITICAL CONTRIBUTIONS

Associates must not contribute or otherwise utilize the Company’s name, money, goods, assets, resources (such as phones, computers and copiers), or services to any party, candidate, or political campaign. Associates may not pressure other Associates to make or refrain from making personal political contributions.

Associates who engage in political activity must do so on their own time. Associates should make it clear that they are acting in their individual capacity and not on behalf of the Company.

Q: I am volunteering on a political campaign to support someone who is running for public office. The volunteerwork involves making multiple copies of documents. Can I use the copiers at my office if I bring my own supply of copier paper?

A: Even though you’re supplying the paper, you are still using Company resources to copy the documents. It is against Saks’ policy to use any corporate resources, including copiers, to assist political campaigns, which must be conducted on personal time and with personal resources.

PRIVACY AND IN FORMATION SECURITY

The Company and its Associates must comply with all applicable laws and regulations concerning customer and employee privacy. In addition, Associates must understand and comply with the Company’s Information Security Policies, which are designed to protect the Company, its Associates, and its customers.

ANTI -MONEY LAUNDERING

The Company and its Associates must comply with all applicable laws and regulations to detect and deter money-laundering activities and the support and financing of terrorism, and that require the reporting of cash or suspicious transactions. Associates also must act in accordance with the Company’s Anti-Money Laundering Policies.

CHILD LABOR AND “SWEATSHOPS”

The Company believes that it should obtain appropriate assurances that the merchandise sold in its stores is manufactured in accordance with all applicable laws, including those relating to the rights and welfare of the workers producing the merchandise. The Company requires its suppliers to abide by, and only utilize facilities that comply with all laws governing the manufacture and supply of merchandise including but not limited to, local health and safety, child labor and wage and hour laws. The Company has retained an independent vendor monitoring organization that inspects supplier manufacturing facilities designated by the Company.

ADMINISTRATION OF THE CODE

ANNUAL AND NEW HIRE TRAINING AND CERTIFICATION

Every Associate is expected to read the Code at least annually. New hires are expected to read the Code promptly upon employment. Supervisors and managers are expected to reinforce and reemphasize the Code with their direct reports regularly, but no less than on an annual basis. Associates are expected, on an annual basis, to certify to the Company that they have read the Code, understand the provisions of the Code, will abide by the Code, and that they have disclosed all information to the Company necessary to comply with the Code.

MISCONDUCT

Violations of the Code will result in disciplinary action up to and including termination. No Associate may authorize a violation of the Code or disregard any provision in the Code. Nor is an Associate’s violation of the Code excused because the Associate was directed by another individual to take such action. Nothing in this Code shall modify, change or otherwise abridge Saks’ policy of “at-will” employment.

WAIVERS

Any grant by the Company of a waiver of the Code to any Executive Officer or Director of the Company (or consent under the Conflicts provisions of this Code) may be made only by the Company’s Board of Directors and will be promptly disclosed to the extent required by law.

INVESTIGATIONS

Associates must fully cooperate with efforts to verify compliance with the Code and with any inquiry concerning a possible violation of the Code. Associates are also obligated to act in accordance with the Company’s Speak Up Policy. Associates must not make any false or misleading statement to the Company or the Company’s representatives, independent auditors or counsel, or conceal or omit information relating to such an investigation. Associates must not withhold, conceal, alter or destroy any hard copy or electronic documents, books or records that relate to such an investigation.

INTERPRETATION

Questions concerning the interpretation of the Code should be directed to the Legal Department. If the Associate is uncertain about the application of the Code to a particular situation, the Associate must consult with the Legal Department.

NO RETALIATION

No Associate will be penalized for making a good faith report of a violation of the Code. The Company will not tolerate actual or attempted retaliation against any Associate who makes a good faith report. An Associate who knowingly submits a false report of a violation may be subject to disciplinary action up to and including termination.

Q: If I report a possible violation, will I get in trouble if my concern turns out to be wrong?

A: If you witness something that you suspect is a violation, you will not be reprimanded or subject to disciplinary action as long as your report in good faith. As a Saks employee, you have an obligation to report and could be subjected to disciplinary action if you do not report suspected violations of the Code or other Company policies.

CONFIDENTIALITY

Consistent with the Company’s legal obligations, the Company will, to the extent practical, take reasonable steps to keep confidential the identity of an Associate, reporting in good faith, a possible violation of the Code. There may be situations in which the Company cannot maintain confidentiality in order to appropriately address or investigate a possible Code violation. The Company also reserves the right to report actual or suspected violations of the Code to appropriate governmental authorities, including without limitation, federal, state and local law enforcement officials and agencies.

AMENDMENT

Substantive revisions or amendments to the Code may be made only by the Company’s Board of Directors.

Any Associate who becomes aware of any actions or situation that may violate the Company’s Code of Business Conduct and Ethics must report the matter promptly to the confidential Saks Alertline 800.403.4792,

www.saksalertline.com or to any of the following Company individuals:

Mike Brizel

Executive Vice President and General Counsel, and Chief Ethics and

Compliance Officer

212.451.3838

Greg Fitting

Vice President, Internal Audit

212.451.3962

Chris Morena

Executive Vice President of Human Resources

212.940.5630

Steve Sadove

Chairman and Chief Executive Officer

212.940.5084

Rosamaria Sostilio

Senior Vice President of Asset Protection

212.320.4803

Ann Robertson

Vice President and Associate General Counsel

212.451.3864

Kevin Wills

Executive Vice President and Chief Financial Officer

212.940.5540